March 13, 2020

Lisa N. Larkin Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Esoterica Thematic Trust; File Nos. 333-233633 and 811-23473

Dear Ms. Larkin:

On March 13, 2020, Esoterica Thematic Trust (the “Fund”) filed Pre-Effective Amendment No. 2 to its registration statement on Form N-1A (the “Registration Statement”). The Fund proposes to revise the disclosure in its Registration Statement in response to the telephonic comments that we received from you on March 13, 2020, as indicated below. The Fund proposes to make the revisions noted below in the final Prospectus and SAI filed pursuant to Rule 497 of the Securities Act of 1933, as amended. Please find also below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Prospectus

Page 2 - Principal Investment Strategies

Comment 1.	In the first paragraph of Principal Investment Strategies, please revise and explain in plain English what the following sentence means and provide examples, as applicable.

In selecting companies that the Adviser believes are relevant to the 5G-enabled digital economy, it seeks to identify companies that would benefit from the expansion of the total addressable market for its products and services emanating from the adoption of 5G.

Owen.Pinkerton@thompsonhine.com Phone: 202.263.4144	op 4846-3721-3367.2

Ms. Lisa N. Larkin

March 13, 2020

Response:	The Fund will revise this sentence as noted below:

In selecting companies that the Adviser believes are relevant to the 5G-enabled digital economy, it seeks to identify companies that would benefit ~~from the expansion of the total addressable market for its products and services emanating from the adoption of 5G.~~ by expanding their accessible market for their products and services as a result of the adoption of 5G. Companies who are engaged in e-commerce or internet sales, for example, may especially benefit from the adoption of 5G technology due to 5G technology’s increased peak data rates, increased speed of connectivity and more efficient use of bandwidth so that the maximum amount of data can be transmitted with the fewest transmission errors, relative to existing technology. More efficient and accurate transmission of data may result in a larger available market.

Comment 2.	As disclosed under “Principal Investment Strategies,” the Fund “will invest, under normal circumstances, at least 80% of its total assets in domestic and foreign equity securities of companies that are relevant to the fifth generation digital cellular network technology ("5G") enabled digital economy.” Please explain how the Fund may invest when not invested in 5G companies.

Response:	The prospectus will be updated in all instances that the Fund’s 80% policy is discussed as noted below:

Outside of the Fund’s 80% policy, the Fund may invest up to 20% of its net assets in cash and cash equivalents.

Comment 3.	Please update the Fund’s Principal Investment Strategy section to reflect the assertion that “the economic fortunes of the companies held by the Fund will be significantly tied to 5G technologies” as stated in the Fund’s 5G Companies and Emerging Technologies Investment Risk.

Ms. Lisa N. Larkin

March 13, 2020

Response:	The Principal Investment Strategy section, as revised in Comment 1 above, will be revised as noted below:

The Fund is an actively-managed ETF that will invest, under normal circumstances, at least 80% of its total assets in domestic and foreign equity securities of companies ~~that are relevant~~ whose economic fortunes are significantly tied to the fifth generation digital cellular network technology ("5G") enabled digital economy. The Fund will invest at least 25% of its net assets in companies in the internet, computer, semiconductor and software group of industries. In selecting companies that the Adviser believes are relevant to the 5G-enabled digital economy, it seeks to identify companies that would benefit by expanding their accessible market for their products and services as a result of the adoption of 5G. Companies who are engaged in e-commerce or internet sales, for example, may especially benefit from the adoption of 5G technology due to 5G technology’s increased peak data rates, increased speed of connectivity and more efficient use of bandwidth so that the maximum amount of data can be transmitted with the fewest transmission errors, relative to existing technology. More efficient and accurate transmission of data may result in a larger available market.

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If you have any questions, please call Ryan Wheeler at (513) 352-6693 or me at (202) 263-4144.

Very truly yours,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:	JoAnn M. Strasser

Ryan S. Wheeler

Karan Trehan